SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c)
and (d) and Amendments Thereto Filed Pursuant To Rule 13d-2.
(Amendment No. 2) *
Simcere Pharmaceutical Group

(Name of Issuer)
Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)
82859P 10 41

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☐      Rule 13d-1(c)
☑      Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

[Continued on following pages]

CUSIP No.	82859P 10 4	Schedule 13G	Page	2	of	6 Pages

1	NAME OF REPORTING PERSON New Good Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,631,364 Ordinary Shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		44,631,364 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,631,364 Ordinary Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	40.1%

12	TYPE OF REPORTING PERSON

	CO

CUSIP NO. 82859P 10 4	Schedule 13G	Page 3 of 6 Pages
ITEM 1(a). NAME OF ISSUER:
Simcere Pharmaceutical Group (the “Issuer”)
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
No. 699-18 Xuan Wu Avenue
Xuan Wu District, Nanjing
Jiangsu Province 210042
The People’s Republic of China
ITEM 2(a). NAME OF PERSON FILING:
New Good Management Limited
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
No. 699-18 Xuan Wu Avenue
Xuan Wu District, Nanjing
Jiangsu Province 210042
The People’s Republic of China
ITEM 2(c) CITIZENSHIP:
British Virgin Islands
ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Ordinary Shares
ITEM 2(e). CUSIP NUMBER:
82859P 10 4
ITEM 3. STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):
Not applicable.

CUSIP NO. 82859P 10 4	Schedule 13G	Page 4 of 6 Pages
ITEM 4. OWNERSHIP.
The following information with respect to the ownership of the Ordinary Shares of the Issuer by the person filing this statement is provided as of December 31, 2009. The percentage amount is based on 111,238,140 Ordinary Shares outstanding as of December 31, 2009, as derived from the Issuer’s corporate records.

Number of shares as to which the person has:
					Sole power	Shared
			Sole	Shared	to dispose	power to
			power to	power to	or to	dispose or
	Amount		vote or	vote or to	direct the	to direct the
Reporting	beneficially	Percent	to direct	direct	disposition	disposition
Person	owned:	of class:	the vote:	the vote:	of:	of:
New Good Management Limited	44,631,364	40.1%	—	44,631,364	—	44,631,364
New Good Management Limited (“NGM”) is the record holder of 44,631,364 Ordinary Shares of the Issuer. Prior to May 2008, NGM did not have any controlling shareholder. In May 2008, Mr. Jinsheng Ren, the Chairman of the Board of Directors of NGM (“Mr. Ren”), became a controlling shareholder of NGM. Pursuant to Rule 13d-3 under the Act, Mr. Ren may be deemed to share with NGM the voting and dispositive power over the 44,631,364 Ordinary Shares held by NGM.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable

CUSIP NO. 82859P 10 4	Schedule 13G	Page 5 of 6 Pages
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
Not applicable
ITEM 10. CERTIFICATION.
Not applicable

CUSIP NO. 82859P 10 4	Schedule 13G	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2010

New Good Management Limited
By:	/s/ Jinsheng Ren
Jinsheng Ren
Chairman